Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
Financial Statements
Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Management Committee and Members
Mars Oil Pipeline Company LLC

We have audited the accompanying financial statements of Mars Oil Pipeline Company LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, members’ capital and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mars Oil Pipeline Company LLC at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2014-09

As discussed in Note 7 to the financial statements, the Company changed its method of accounting for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 1, 2018. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young

Houston, TX
February 14, 2020

MARS OIL PIPELINE COMPANY LLC
BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$29,348,638	$20,203,226
Accounts receivable, net
Related parties	18,585,209	16,447,473
Third parties	5,461,901	4,909,253
Materials and supplies inventory	110,979	224,264
Allowance oil, net	2,759,770	8,277,550
Other current assets	1,039,264	3,068,969
Total current assets	57,305,761	53,130,735
Property, plant and equipment	302,076,157	301,094,414
Accumulated depreciation	(137,985,182)	(128,735,564)
Property, plant and equipment, net	164,090,975	172,358,850
Advance for operations due from related party	538,000	538,000
Other assets	8,334,109	5,303,402
Total assets	$230,268,845	$231,330,987
LIABILITIES and MEMBERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$1,161,981	$411,354
Payable to related parties	6,623,373	5,021,923
Total current liabilities	7,785,354	5,433,277
Long-term liabilities and deferred revenue	22,890,167	18,376,417
Commitments and contingencies (Notes 6 & 9)
Members’ capital	199,593,324	207,521,293
Total liabilities and members’ capital	$230,268,845	$231,330,987

The accompanying notes are an integral part of these financial statements.

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF INCOME
Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Revenue
Operating revenue – related parties	$197,531,039	$167,277,925	$191,252,314
Operating revenue – third parties	65,326,677	62,225,748	64,200,542
Product revenue – related parties	18,867,918	11,801,170	—
Total revenue	281,725,634	241,304,843	255,452,856
Costs and expenses
Operations	65,825,668	58,098,841	61,184,407
Maintenance	4,916,293	5,065,247	3,892,738
Cost of product sold	14,686,124	11,128,238	—
General and administrative	6,160,632	4,824,553	4,244,373
Depreciation and amortization	10,004,993	9,998,461	10,880,406
Property taxes	2,551,078	2,427,553	2,357,117
Net (gain) loss from pipeline operations	(596,967)	(4,142,396)	(691,635)
Total costs and expenses	103,547,821	87,400,497	81,867,406
Operating income	178,177,813	153,904,346	173,585,450
Other income	—	—	83
Interest income	$1,304,218	$14,686	$10,876
Net income	$179,482,031	$153,919,032	$173,596,409

The accompanying notes are an integral part of these financial statements.

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF MEMBERS' CAPITAL
Years Ended December 31, 2019, 2018 and 2017

	Shell Midstream Partners, L.P.	Shell Pipeline Company LP	BP Offshore Pipelines, Inc./ BP Midstream Partners LP (2)	Total
Members’ capital at December 31, 2016	$112,965,691	$53,228,689	$66,245,313	$232,439,693
Net income before December 1, 2017	77,772,866	36,646,063	45,607,546	160,026,475
Cash distributions before December 1, 2017	(64,152,000)	(30,228,000)	(37,620,000)	(132,000,000)
Equity transfer on December 1, 2017 (1)	59,646,752	(59,646,752)	—	—
Net income after December 1, 2017	9,702,503	—	3,867,431	13,569,934
Cash distributions after December 1, 2017	(31,460,000)	—	(12,540,000)	(44,000,000)
Members’ capital at December 31, 2017	$164,475,812	$—	$65,560,290	$230,036,102
Impact of change in accounting policy (3)	(6,888,196)	—	(2,745,645)	(9,633,841)
Net income	110,052,108	—	43,866,924	153,919,032
Cash distributions	(119,262,000)	—	(47,538,000)	(166,800,000)
Members’ capital at December 31, 2018	$148,377,724	$—	$59,143,569	$207,521,293
Net income	128,329,652	—	51,152,379	179,482,031
Cash distributions	(133,998,150)	—	(53,411,850)	(187,410,000)
Members’ capital at December 31, 2019	$142,709,226	$—	$56,884,098	$199,593,324

(1) On December 1, 2017, Shell Pipeline Company LP contributed its remaining 22.9% ownership to Shell Midstream Partners, L.P. (“Shell Midstream”). As a result of these contributions, Shell Midstream owns a 71.5% interest in Mars Oil Pipeline Company LLC (“Mars”).
(2) On October 25, 2017, BP Offshore Pipelines, Inc. contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners LP.
(3) Impact of adoption of Topic 606, “Revenue from Contracts with Customers” effective January 1, 2018.

The accompanying notes are an integral part of these financial statements.

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Cash flows from operating activities
Net income	$179,482,031	$153,919,032	$173,596,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,004,993	9,998,461	10,880,406
Net (gain) loss from pipeline operations	(596,967)	(4,142,396)	(691,635)
Increase in deferred charges	4,513,750	8,742,574	—
Bad debt expense	—	—	(83)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(2,690,386)	(2,284,404)	(143,481)
(Increase) decrease in materials and supplies inventory and allowance oil, net	6,228,033	(8,493)	(687,193)
(Increase) decrease in other assets	(1,756,378)	(2,221,159)	(8,356)
Increase (decrease) in accounts payable and accrued liabilities	1,911,371	275,166	(498,312)
Net cash provided by operating activities	197,096,447	164,278,781	182,447,755
Cash flows from investing activities
Capital expenditures	(541,035)	(570,711)	(444,414)
Net cash used in investing activities	(541,035)	(570,711)	(444,414)
Cash flows from financing activities
Distributions to members	(187,410,000)	(166,800,000)	(176,000,000)
Net cash used in financing activities	(187,410,000)	(166,800,000)	(176,000,000)
(Decrease) increase in cash and cash equivalents	9,145,412	(3,091,930)	6,003,341
Cash and cash equivalents at the beginning of the period	20,203,226	23,295,156	17,291,815
Cash and cash equivalents at the end of the period	$29,348,638	$20,203,226	$23,295,156

Supplemental cash flow disclosures
Change in accrued capital expenditures	$(440,708)	$(36,739)	$(571,978)

The accompanying notes are an integral part of these financial statements.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
1. Organization and Business

As of June 1, 2017, Mars Oil Pipeline Company changed from a Texas general partnership, formed in 1996, to a Delaware limited liability company (“LLC”), Mars Oil Pipeline Company LLC (“Mars,” “we,” “us” or “our”) and continues to own and operate a pipeline system for the transportation of crude oil from Mississippi Canyon Block 807 in the Gulf of Mexico, offshore Louisiana, to Clovelly, Louisiana. The Mars pipeline system is approximately 160 miles in length and has 16-, 18- and 24-inch diameter lines with mainline capacity of up to 600,000 barrels per day. Since we are an LLC, no member is liable for debts, obligations or liabilities, including under a judgment decree or order of a court; and we shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware. The Mars pipeline system is regulated by the Federal Energy Regulatory Commission (“FERC”), where applicable, and tariff rates are calculated in accordance with guidelines established by the FERC.

Upon formation, we were owned by Shell Pipeline Company LP (“Shell Pipeline,” “Operator”), an indirect wholly-owned subsidiary of Shell Oil Company (“Shell Oil”), and BP Offshore Pipelines, Inc. (“BP”), (collectively, the “Members”). Each Member contributed cash and certain pipeline related assets. In accordance with the LLC agreement, the historical relative sharing ratios between the Members for all revenues, costs and expenses were 71.5% to Shell Pipeline and 28.5% to BP.

On October 28, 2014, Shell Pipeline contributed 28.6% ownership interest in Mars to Shell Midstream Partners, L.P. (“Shell Midstream”). On October 3, 2016, Shell Pipeline contributed an additional 20% ownership to Shell Midstream and on December 1, 2017, contributed the remaining 22.9% ownership to Shell Midstream. As a result of these contributions, Shell Midstream owned a 71.5% interest in Mars as of December 31, 2017.

On October 25, 2017, BP contributed its 28.5% membership interest in Mars to BP Midstream Holdings LLC (“BP Holdco”) and BP Holdco then contributed its 28.5% membership interest in Mars to BP Midstream Partners, L.P. (“BP Midstream”). As a result of these contributions, BP Midstream owned a 28.5% ownership interest in Mars as of December 31, 2017.

Upon formation, we entered into an Operating Agreement (the “Operating Agreement”) with Shell Pipeline to operate, on our behalf, the Mars assets and the Mars Cavern System at Louisiana Offshore Oil Port LLC’s (“LOOP”) Clovelly Storage Terminal, which consists of crude petroleum storage caverns and all ancillary components.

2. Recent Accounting Pronouncements

Standards Not Adopted as of December 31, 2019
In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either a finance lease or operating lease with classification affecting the pattern of expense recognition in the statements of income and presentation of cash flows in the statements of cash flows. This update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For lessors, this update modifies the classification criteria and the accounting for sales-type and direct finance leases. This update is effective on a modified retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are adopting the new standard using the modified retrospective transition approach, effective January 1, 2020. We do not expect to recognize any cumulative effect of initially applying the standard for periods prior to January 1, 2020. We have completed the identification and aggregation of our lease contract population. We have also completed our review of these lease contracts to determine the transition approach as well as any necessary changes to existing processes and controls. The adoption will impact our financial statements and related disclosures as we will recognize right-of-use assets of approximately $58 million and corresponding lease liabilities for operating lease liabilities (where we are the lessee) of approximately $58 million.

We will elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that exist prior to adoption. As such, we are not required to reassess whether any contracts entered into prior to adoption are leases. In January 2018, the FASB issued ASU 2018-01 to provide an optional transition practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under existing guidance. We will elect this practical expedient. In July 2018, the FASB issued ASU 2018-11 which provides entities an optional transitional relief method that allows entities to not apply the new guidance in the comparative periods they present in their financial statements in the year of adoption. This update also provides an optional practical expedient for lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. We will elect all these most recent practical expedients with the exception of the practical expedient to avoid separating lease and non-lease components within a contract and will continue to evaluate all other available transition practical expedients offered in connection with the new lease standards.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
In June 2016, the FASB issued ASU 2016-13 to Topic 326, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the current incurred loss impairment method with a method that reflects expected credit losses on financial instruments. For trade receivables, entities will be required to estimate lifetime expected credit losses. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are adopting this new standard effective January 1, 2020 and we do not expect the adoption of ASU 2016-13 to have a material impact on our financial statements and related disclosures.

3. Summary of Significant Accounting Policies

We practice the following significant accounting policies, which are presented as an aid to understanding the financial statements.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on deposit at the bank.

Accounts Receivable
Our accounts receivable are primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities that can generally be described as high volume and low margin activities.

We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against the reserve until we have exhausted substantially all collection efforts. We had no allowance for doubtful accounts at December 31, 2019 and 2018.
Inventories
Inventories of materials and supplies are carried at the lower of average cost or net realizable value.

Allowance Oil
A loss allowance factor of 0.1% to 0.015% per transported barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff pipeline loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level and we convert that product to cash periodically at prevailing market prices. Crude oil is also stored within the Mars pipeline system in an underground cavern (the “Mars Cavern”). Gains and losses related to the Mars Cavern, including a standard loss accrual of 0.05% of net crude oil receipts, also cause the allowance oil balance to increase or decrease, respectively.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any adjustments necessary to reduce the carrying value to the applicable net realizable value. Management records estimated losses expected to arise upon emptying the Mars Cavern, derived from historical net losses. As a result, Allowance oil, net as presented on the Balance Sheets included net cavern loss accruals of $635,300 and $126,968 at December 31, 2019 and 2018, respectively.

Cost of product sold in 2019 and 2018 presented within the Statements of Income represent the cost of sales of allowance oil and any net realizable value adjustments recorded during the reporting period. See Revenue Recognition discussed below.

Other Current Assets
We executed a rental agreement with LOOP, an affiliate of Shell Pipeline, for the terminalling of crude oil in the Mars Cavern, which is renewed annually. Rental expense of $1,459,315, $1,321,894 and $1,269,244 for the rental agreement is included in the accompanying Statements of Income within “Operations” expenses for December 31, 2019, 2018 and 2017, respectively. The expense for 2020 is included in the table for future minimum lease payments in Note 6 - Leases. At December 31, 2019 and 2018,

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
the prepaid rent on the cavern lease of $1,039,264 and $940,321, respectively, was included in “Other current assets” within the accompanying Balance Sheets.
Property, Plant and Equipment
Property, plant and equipment is stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are capitalized. Gains and losses on the disposition of assets are recognized on the Balance Sheets against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

We compute depreciation using the straight-line method based on estimated economic lives. We have historically computed depreciation using the straight-line method based on estimated economic lives prescribed by the FERC, which are 30 years for right of way, line pipe, line pipe fittings, pipeline construction, buildings, pumping equipment, other station equipment, oil tanks and delivery facilities; 20 years for office furniture and equipment; 15 years for communication systems and other work equipment; and 5 years for vehicles. We apply composite depreciation rates to functional groups of property having similar economic characteristics. These rates have historically ranged from 3.33% to 20%.

In late 2017, we contracted an independent energy consulting firm to perform a depreciation study which provided new average remaining lives for our current property, plant and equipment. The results of the study reflect the following new average remaining lives approved by FERC effective January 1, 2018: 18 to 23 years for right of way, line pipe, line pipe fittings, pipeline construction; 12 to 15 years for buildings, pumping equipment, other station equipment, office furniture and equipment; and 5 to 8 years for communication systems, vehicles and other work equipment (oil tanks and delivery facilities are no longer applicable to our assets). The new composite depreciation rates were also effective January 1, 2018 and range from 1.8% to 13.3%. This was a prospective change in accounting estimates that has been applied to the period beginning January 1, 2018 and thereafter.

Other Assets
During 2015, we paid $7,553,757 to LOOP for replacing a Brine pipeline (also known as the “Brine String Project”) owned by LOOP. We were contractually obligated to make capital improvements to the asset as part of the terms of the operating agreement with LOOP. The costs associated with the Brine String Project have been deferred and are being amortized over 10 years. Amortization expense of $755,376 was recorded for each of the years ended December 31, 2019, 2018 and 2017, respectively, and is included in the accompanying Statements of Income as “Depreciation and amortization”.

Asset Retirement Obligations
Asset retirement obligations represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, we expect our pipelines will continue to exist for an indeterminate economic life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the asset retirement obligations for our assets and we have not recognized any asset retirement obligations as of December 31, 2019 and 2018.

Impairments of Long-Lived Assets
Long lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other-than-temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2019, 2018 and 2017.

Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and are disclosed according to the quality of valuation inputs under the following hierarchy:

Level 1 Quoted prices in an active market for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are directly or indirectly observable.
Level 3 Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our Accounts receivable, net, Other current assets, Accounts payable and accrued liabilities and Payables to related parties approximate their carrying values due to their short-term nature.

Nonrecurring fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which includes the determination of the fair value for impairment of our long-lived assets.

Concentration of Credit and Other Risks
A significant portion of our revenues and receivables are from related parties and other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for 10% or more of “Total revenue” for the indicated dates:

	December 31,
	2019		2018		2017
Shipper A (1)	$160,177,153	56.8%	$128,332,363	55.2%	$132,326,693	51.8%
Shipper B (1)	56,566,806	20.0%	51,013,830	21.9%	58,925,621	23.1%
Shipper C (2)	19,259,883	6.8%	29,194,008	12.6%	28,343,302	11.1%
(1) Related party shipper
(2) Third party shipper

There were no receivables from third parties that accounted for 10% or more of “Accounts receivable, net” as of December 31, 2019 and 2018. The following table shows receivables from related parties that accounted for 10% or more of “Accounts receivable, net” for the indicated dates:

	December 31,
	2019		2018
Shipper A	$13,956,228	58.0%	$10,687,569	50.0%
Shipper B	5,451,978	22.7%	5,073,147	23.8%

Development and production of crude oil in the service area of the pipeline are subject to, among other factors, prices of crude oil, as well as federal and state energy policy, none of which are within our control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
December 31, 2019 and 2018, we had $29,098,638 and $19,953,226, respectively, in cash and cash equivalents in excess of FDIC limits.

Net (Gain) Loss from Pipeline Operations
We experience volumetric gains and losses from our pipeline operations that may arise from factors such as shrinkage or measurement inaccuracies within tolerable limits. Gains and losses from pipeline operations related to allowance oil are presented net in the Statements of Income as “Net (gain) loss from pipeline operations.” Beginning January 1, 2018, volumetric losses are recorded within “Product revenue – related parties” in the Statements of Income (previously reported under “Net (gain) loss from pipeline operations”).

Revenue Recognition
Our revenues are primarily generated from the transportation and storage of crude oil through our pipelines and storage caverns. We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

See Note 7 – Revenue Recognition for information and disclosures related to revenue from contracts with customers.

Taxes
We have not historically incurred income tax expense, as LLCs, in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of our income or loss in its own federal and state income tax returns. We are responsible for various state property and ad valorem taxes, which are recorded in the accompanying Statements of Income as “Property taxes.”

On December 22, 2017, the Tax Cuts and Jobs Act bill was enacted, which includes a broad range of tax reform legislation affecting businesses, including reducing the corporate tax rate, changes to business deductions and sweeping changes to international tax provisions. We analyzed the effects of this tax reform and concluded the impact would be on the Members and not the entity itself. As such, no adjustment was made to our financial statements in relation to the tax reform.

4. Property, Plant and Equipment
Property, plant and equipment consisted of the following at December 31, 2019 and 2018:

	December 31,
	2019	2018
Rights-of-way	$10,384,612	$10,384,612
Buildings	5,670,551	5,670,551
Line pipe, equipment and other pipeline assets	283,952,441	283,952,441
Office, communication and data handling equipment	1,086,810	1,086,810
Construction work-in progress	981,743	—
Total	302,076,157	301,094,414
Accumulated depreciation	(137,985,182)	(128,735,564)
Property, plant and equipment, net	$164,090,975	$172,358,850
Depreciation expense on property, plant and equipment is included in “Depreciation and amortization” in the accompanying Statements of Income for the years ended December 31, 2019, 2018 and 2017 in the amounts of $9,249,618, $9,243,085 and $10,125,030, respectively.

5. Related Party Transactions

We derive a significant portion of our operating and product revenues from related parties (“affiliates”), which are based on published tariffs and contractual agreements, and amounted to $216,398,957, $179,079,095 and $191,252,314 for the years ended December 31, 2019, 2018 and 2017, respectively. All such transactions are within the ordinary course of business. At December 31, 2019 and 2018, we had affiliate receivables of $18,585,209 and $16,447,473, respectively.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
We have no employees and rely on the Operator to provide personnel who perform daily operating and administrative duties on our behalf. In accordance with the terms of the Operating Agreement, we were charged aggregate expenses, which were incurred by the Operator on our behalf, of $13,395,904, $14,175,386 and $9,659,674 for the years ended December 31, 2019, 2018 and 2017, respectively. These expenses are individually included within “Operations,” “Maintenance,” or “General and administrative” expenses in the accompanying Statements of Income. Payments made by Shell Pipeline on our behalf for capital projects totaled $185,781, $128,730 and $66,270 for the years ended December 31, 2019, 2018 and 2017, respectively.

Substantially all the expenses we incur are paid by Shell Pipeline on our behalf. At December 31, 2019 and 2018, we owed $607,914 and $387,557, respectively, to reimburse Shell Pipeline for these expenses. As of December 31, 2019 and 2018, we had a receivable balance of $538,000 from Shell Pipeline, which is comprised of advance payments we made to Shell Pipeline to fund operating expenses. This balance is presented as “Advance for operations due from related party” on the accompanying Balance Sheets.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2019, 2018 and 2017 were $569,997, $445,300 and $486,021, respectively. Our share of defined contribution benefit plan costs for the same periods were $228,889, $177,465 and $192,915, respectively. Pension and defined contribution benefit plan expenses are included in “General and administrative” in the accompanying Statements of Income.

We have several lease agreements with a related party for cavern space. At December 31, 2019 and 2018, we owed $5,443,289 and $3,914,909, respectively, to LOOP for these expenses. During the years ended December 31, 2019, 2018 and 2017, payments made to our related party for costs associated with cavern operations and usage were $61,914,343, $54,653,722 and $54,139,320, respectively, and are included primarily in “Operations” expenses within the accompanying Statements of Income.

We also have a lease agreement with a related party for usage of space located at the West Delta 143 “A” and “C” offshore platform. At December 31, 2019 and 2018, we owed $556,120 and $281,515, respectively, for the related lease expenses. For the years ended December 31, 2019, 2018 and 2017, payments made to our related party for costs associated with the Lease of Platform Space (“LOPS”) and Common Facility Fees (“CFF”) at West Delta 143 “A” and “C” were $6,768,648, $6,578,933 and $5,022,702, respectively.

For further discussion of the lease arrangements with our related parties, refer to Note 6 - Leases.

6. Leases

Effective April 1, 1996, we entered into an agreement to lease usage of offshore platform space located at West Delta 143 (“WD 143”) from affiliates of Shell Oil and BP. The agreement, as amended on December 1, 2015, requires annual minimum lease payments of $1,809,370 for LOPS at WD143 “B” related to the pump station and $32,800 for LOPS related to the drag reducing agent at WD 143 “A”, adjusted annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society ("COPAS"). In addition, the amendment requires an added minimum lease payment of $1,159,950 per year adjusted annually based on the Wage Index Adjustment for LOPS at WD 143 “C” related to the Olympus pipeline. The agreements for WD 143 A, B and C shall terminate upon removal of the operating equipment located on each of the platforms as specified in the terms of the agreement. Total expenses incurred under the agreement for LOPS at WD 143, inclusive of rentals and CFF, for the years ended December 31, 2019, 2018 and 2017 were $6,768,648, $6,578,933 and $5,022,702, respectively. Total amounts owed to related parties relating to the agreement, inclusive of rentals and CFF, were $556,120 and $281,515 as of December 31, 2019 and 2018, respectively.

Effective June 10, 1994, we entered into a lease agreement to use a cavern owned by LOOP as a crude oil storage facility where LOOP shall receive and store Mars crude petroleum on a continuous basis. The initial lease term of the agreement ended December 31, 2011 and will continue for four separate five-year terms through 2031. Mars is currently in the fourth year of a second term five-year lease extension; set to expire October 31, 2022, with an additional automatic extension for one more term. The agreement is cancellable at our discretion by giving notice of termination not less than one year prior to the end of the initial term or any subsequent term of the lease. The terms of the agreement require an annual prepayment of the lease amount; and these payments were $1,556,982, $1,410,482 and $1,277,600 for the years ended December 31, 2019, 2018 and 2017, respectively. The annual rental expense for the years ended December 31, 2019, 2018 and 2017 were $1,459,315, $1,321,894 and $1,269,244, respectively. The agreement also requires an annual fixed base service fee in addition to variable charges based on throughput. The agreement requires a minimum base service fee of $400,000 per year adjusted by the change in the Gross Domestic Project-Implicit Price Deflator as published by the United States Government. The 2019 adjusted minimum base service fee payment under the agreement was $602,245.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
Effective March 11, 2011, we entered into an agreement with LOOP to lease additional cavern space for crude oil storage for a period of one month, with an option to renew the agreement on a monthly basis if the following conditions are met: (a) if LOOP elects to offer to renew the agreement for another month term; and (b) if we elect to accept LOOP’s offer, it shall do so in writing not later than 35 days before the first day of such renewal term. This agreement requires a fixed fee of $1,200,000 per month and the lease has been continually renewed since inception; and was amended as of November 1, 2014 such that the term of the agreement remained in effect through October 31, 2016. Effective November 1, 2016, we entered into a new agreement with LOOP to continue leasing cavern space for crude oil storage. The primary term of the agreement is a one-year commitment to lease the cavern space from November 1, 2016 through August 31, 2017 at a cost of $1,200,000 per month, plus CFF. We elected not to extend the terms of this agreement and exited the cavern by August 31, 2017. Total related expense for the year ended December 31, 2017, was $9,600,000, exclusive of the minimum service fees.

All lease agreements that we have entered into are classified as operating leases. As of December 31, 2019, future minimum payments related to these leases were as follows:

($ in millions)	Total
2020	$5.0
2021	5.0
2022	5.0
2023	5.0
2024	5.0
Thereafter	65.4
Total future minimum lease payments	$90.4
(1) Lease payments adjust annually based on the Wage Index Adjustment, as published by COPAS.

7. Revenue Recognition
Adoption of Topic 606 “Revenue from Contracts with Customers” – On January 1, 2018, we adopted Topic 606, Revenue from Contracts with Customers, and all related ASUs to this Topic (collectively, the “revenue standard”) by applying the modified retrospective method to all contracts that were not completed on January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented in accordance with the revenue standard, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under previous U.S. GAAP.
Upon the adoption of the revenue standard, we recorded a non-cash cumulative effect transition adjustment to decrease the opening balance of Members’ capital by $9,633,841, which is related to the deferral of revenue under the revenue standard for certain long-term transportation and dedication agreements for which revenue is recognized over time.

Revenue Recognition – The revenue standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our “Operating revenues”, as presented within the Statements of Income, are primarily generated from the transportation and storage of crude oil through our pipelines and storage facilities. To identify the performance obligations, we considered all the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported or day of services provided is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of progress of volumes transported for transportation services contracts, number of days elapsed for stand ready-transportation service contracts or number of days elapsed for storage services contracts.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
Product revenue related to allowance oil sales is recognized at the point in time when the control of the oil transfers to the customer.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

Disaggregation of Revenue – The following table provides information about disaggregated revenue by service type and customer type:

($ in millions)	2019	2018	2017 (1)
Transportation services revenue – third parties	$63.8	$59.9	$59.4
Transportation services revenue – related parties	196.1	164.3	181.8
Total transportation services revenue	259.9	224.2	241.2

Storage services revenue – third parties	1.5	2.3	4.8
Storage services revenue – related parties	1.4	3.0	9.4
Total storage services revenue	2.9	5.3	14.2

Product revenue – related parties	18.9	11.8	—
Total product revenue (2)	18.9	11.8	—

Total revenue	$281.7	$241.3	$255.4

(1) As noted above, prior period amounts have not been adjusted under the modified retrospective method.
(2) Product revenue for 2019 and 2018 is comprised of allowance oil sales.

Transportation services revenue – We have both long-term transportation contracts and month-to-month contracts for spot shippers that make nominations on our pipelines. Some of the long-term contracts entitle the customer to a specified amount of guaranteed capacity on the pipeline. Transportation services are charged at a per barrel rate or number of days elapsed. We apply the allocation exception guidance for variable consideration related to market indexing for long-term transportation contracts because (a) the variable payment relates specifically to our efforts to transfer the distinct service and (b) we allocate the variable amount of consideration entirely to the distinct service which is consistent with the allocation objective. Transportation services are billed monthly as services are rendered.

Our contracts and tariffs contain terms for the customer to reimburse us for losses from evaporation or other loss in transit in the form of allowance oil. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. We obtain control of the excess oil not lost during transportation, if any. Under the revenue standard, we include the excess oil retained during the period, if any, as non-cash consideration and include this amount in the transaction price for transportation services on a net basis. Our allowance oil is valued at the lower of cost or net realizable value using the average market price of the relevant type of crude oil during the month product was transported. Gains from pipeline operations that relate to allowance oil are recorded in “Net (gain) loss from pipeline operations” in the accompanying Statements of Income.

As a result of FERC regulations, revenues we collect may be subject to refund. We establish reserves for these potential refunds based on actual expected refund amounts on the specific facts and circumstances. We had no reserves for potential refunds as of December 31, 2019 and 2018.

Deferred revenue – Prior to January 1, 2018, deferred revenue under our transportation services arrangements was previously recognized into revenue once all contingencies or potential performance obligations associated with the related volumes had been satisfied or expired. Under the revenue standard, we are required to estimate the likelihood that unused volumes will be shipped or forfeited at each reporting period based on additional data that becomes available and only to the extent that it is probable that a significant reversal of revenue will not occur. In some cases, this estimate could result in the earlier recognition of revenue.

Storage services revenue – Storage services are provided under a monthly spot-rate for uncommitted storage. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on the number of days elapsed. Storage services are billed monthly as services are rendered.

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017
Product revenue – We generate revenue by selling accumulated allowance oil inventory to customers. Sale of allowance oil is recorded as product revenue, with specific cost based on a weighted average price per barrel recorded as cost of product sold.
Prior to the adoption of the revenue standard, allowance oil received was recorded as revenue on a gross basis with the resulting actual gain or loss recorded in “Operations” expenses. The subsequent sale of allowance oil, net of the product cost, was recorded as “Operations” expenses.

Impact of adoption – In accordance with the revenue standard, the following tables, which only include line items impacted by Topic 606, summarize the impact of adoption on our financial statements as of and for the years ended December 31, 2019 and 2018:

($ in millions)	2019
Statement of Income	As Reported Under Topic 606	Amounts Without Adoption of Topic 606	Effect of Change Increase/(Decrease)
Revenue
Operating revenue – related parties	$197.5	$205.6	$(8.1)
Operating revenue – third parties	65.3	68.3	(3.0)
Product revenue – related parties	18.9	—	18.9
Costs and expenses
Operations	65.8	65.8	—
Cost of product sold	14.7	—	14.7
Net (gain) loss from pipeline operations	(0.6)	1.8	(2.4)
Net income	$179.5	$184.0	$(4.5)

($ in millions)	2018
Statement of Income	As Reported Under Topic 606	Amounts Without Adoption of Topic 606	Effect of Change Increase/(Decrease)
Revenue
Operating revenue – related parties	$167.3	$178.3	$(11.0)
Operating revenue – third parties	62.2	64.1	(1.9)
Product revenue – related parties	11.8	—	11.8
Costs and expenses
Operations	58.1	58.1	—
Cost of product sold	11.1	—	11.1
Net (gain) loss from pipeline operations	(4.1)	(0.6)	(3.5)
Net income	$153.9	$162.6	$(8.7)

Contract Balances – We perform our obligations under a contract with a customer by providing services in exchange for consideration from the customer. The timing of our performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. Although we did not have any contract assets as of December 31, 2019 and 2018, we recognize a contract asset when we transfer goods or services to a customer and contractually bill an amount which is less than the revenue allocated to the related performance obligation. We recognize deferred revenue (contract liability) when the customer’s payment of consideration precedes our performance.

The following table provides information about receivables and contract liabilities from contracts with customers:

($ in millions)	January 1, 2019	December 31, 2019
Receivables from contracts with customers – third parties	$4.9	$5.5
Receivables from contracts with customers – related parties	15.2	18.4
Deferred revenue – related party	18.3	22.8

MARS OIL PIPELINE COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019, 2018 and 2017

($ in millions)	January 1, 2018	December 31, 2018
Receivables from contracts with customers – third parties	$3.3	$4.9
Receivables from contracts with customers – related parties	15.7	15.2
Deferred revenue – related party	9.6	18.3

Significant changes in the deferred revenue balances with customers during the periods are as follows:

($ in millions)	December 31, 2017	Transition Adjustment	2018 Additions (1)	December 31, 2018 (2)	2019 Additions (1)	December 31, 2019 (2)
Deferred revenue – related party	$—	$9.6	$8.7	$18.3	$4.5	$22.8

(1) Contract liability additions resulted from collection of cash for unsatisfied performance obligations.
(2) There were no contract liability reductions during the years ended December 31, 2019 and 2018.

We currently have no assets recognized from the costs to obtain or fulfill a contract as of December 31, 2019 and 2018.

Remaining Performance Obligations - As of December 31, 2019, contracts with remaining performance obligations primarily include long-term dedication and transportation agreements.

The following table includes revenue expected to be recognized in the future related to performance obligations exceeding one year of their initial terms that are unsatisfied or partially unsatisfied as of December 31, 2019:

($ in millions)	Total	2020	2021	2022	2023	2024 and beyond
Revenue expected to be recognized on long-term dedication and transportation agreements	$353.7	$39.3	$39.3	$39.3	$39.3	$196.5

As an exemption, we do not disclose the amount of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

8. Environmental Remediation Costs

We are subject to federal, state and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our net income in the period in which they are probable and reasonably estimable. No expenses were incurred for the years ended December 31, 2019, 2018 and 2017 in relation to environmental clean-up costs.

9. Commitments and Contingencies

In the ordinary course of business, we are subject to various laws and regulations, including regulations of the FERC. In the opinion of management, we are in compliance with existing laws and regulations and are not aware of any violations that could materially affect our financial position, results of operations or cash flows. We are subject to several lease agreements, which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Note 6 - Leases.

10. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred subsequent to December 31, 2019 through February 14, 2020, which is the date of the issuance of these financial statements. Any material subsequent event that occurred during this time has been properly disclosed in the financial statements.